Exhibit 99.4

Kenon Holdings Ltd. (Incorporated in the Republic of Singapore) (Company Registration Number 201406588W)
IF YOU HOLD YOUR KENON SHARES THROUGH THE TEL AVIV STOCK EXCHANGE (THE “TASE”), PLEASE COMPLETE AND RETURN THE BOTTOM PORTION TO KENON C/O GORNITZKY & CO VIA FAX AT +972-3-560-6555, ATTENTION: ARI FRIED, ADV. OR BY EMAIL TO: KENONPROXY@GORNITZKY.COM, ALONG WITH YOUR OWNERSHIP CERTIFICATION SIGNED BY YOUR TASE CLEARING HOUSE MEMBER. IF YOU HOLD YOUR KENON SHARES IN “STREET NAME” THROUGH A BROKER, BANK, NOMINEE, OR OTHER INSTITUTION, BUT DO NOT HOLD YOUR KENON SHARES THROUGH THE TASE, DO NOT COMPLETE AND RETURN THE BOTTOM PORTION. YOUR BROKER, BANK, NOMINEE OR OTHER INSTITUTION WILL SEND A VOTING INSTRUCTION FORM FOR YOU TO USE TO DIRECT HOW YOUR KENON SHARES SHOULD BE VOTED.

Using a black ink pen, mark your votes with an X as shown in this example. ☒
Please do not write outside the designated areas.

Annual General Meeting Proxy Card

↓ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ↓

A	Proposals — The Board of Directors recommends a vote FOR Proposals 1(a) - (j), 2, 3, 4 and 5.
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1.	Re-Election of Directors:

	For	Against	Abstain			For	Against	Abstain
1(a) - Ducau	☐	☐	☐	2.	Re-Appointment of Statutory Auditor for the Financial Year Ending December 31, 2024 and Authorization of Our Directors (which may act through the Audit Committee) to Fix Their Remuneration	☐	☐	☐
1(b) - Bonnier	☐	☐	☐
1(c) - Charney	☐	☐	☐	3.	To Authorize the Ordinary Share Issuances	☐	☐	☐
1(d) - Cohen	☐	☐	☐
1(e) - Fine	☐	☐	☐	4.
To Approve the Extension of the Duration of the Kenon Holdings Ltd. Share Incentive Plan 2014 (“SIP 2014”) for a Further Period of Ten Years and to Authorize the Grant of Awards Under the SIP 2014 and/or Options Under the Kenon Holdings Ltd. Share Option Plan 2014 and the Allotment and Issuance of Ordinary Shares
						☐	☐	☐
1(f) - Foo	☐	☐	☐
1(g) - Kaufman	☐	☐	☐	5.	To Approve the Renewal of the Share Purchase Authorization	☐	☐	☐
1(h) - Rosen	☐	☐	☐
1(i) - Sen	☐	☐	☐
1(j) - Tan	☐	☐	☐

Number of Shares Voted	☐	PLEASE MARK THE BOX TO THE LEFT IF YOU WOULD LIKE TO APPOINT A PROXY, OTHER THAN THE CHAIRMAN OF THE ANNUAL GENERAL MEETING, TO VOTE YOUR SHARES. YOU WILL ALSO NEED TO COMPLETE PAGE 2.

IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A - B ON BOTH SIDES OF THIS CARD.

Annual General Meeting Admission Ticket
Kenon Holdings Ltd.

Annual General Meeting of Shareholders

May 9, 2024, 4:00 PM (Singapore Time)

1 Temasek Avenue #37-02B
Millenia Tower
Singapore 039192

Upon arrival, please present this admission ticket
and photo identification at the registration desk.

IF YOU HOLD YOUR KENON SHARES THROUGH THE TEL AVIV STOCK EXCHANGE (THE “TASE”), PLEASE COMPLETE AND RETURN THE BOTTOM PORTION TO KENON C/O GORNITZKY & CO VIA FAX AT +972-3-560-6555, ATTENTION: ARI FRIED, ADV. OR BY EMAIL TO: KENONPROXY@GORNITZKY.COM, ALONG WITH YOUR OWNERSHIP CERTIFICATION SIGNED BY YOUR TASE CLEARING HOUSE MEMBER. IF YOU HOLD YOUR KENON SHARES IN “STREET NAME” THROUGH A BROKER, BANK, NOMINEE, OR OTHER INSTITUTION, BUT DO NOT HOLD YOUR KENON SHARES THROUGH THE TASE, DO NOT COMPLETE AND RETURN THE BOTTOM PORTION. YOUR BROKER, BANK, NOMINEE OR OTHER INSTITUTION WILL SEND A VOTING INSTRUCTION FORM FOR YOU TO USE TO DIRECT HOW YOUR KENON SHARES SHOULD BE VOTED.

IF YOU WOULD LIKE TO APPOINT A PROXY, OTHER THAN THE CHAIRMAN OF THE ANNUAL GENERAL MEETING, TO VOTE YOUR SHARES,

↓ PLEASE SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ↓

Kenon Holdings Ltd. (Incorporated in the Republic of Singapore) (Company Registration Number 201406588W)
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Proxy Solicited by Board of Directors

Personal Data Privacy
By submitting an instrument appointing a proxy and/or representative, the member accepts and agrees to the personal data privacy terms set out in the Notice of Annual General Meeting dated April 17, 2024.

Proxy
I/We _______________________ (Name) of ________________________ (Address) hereby appoint _______________________ (Name) of ________________________ (Address) and/or _______________________ (Name) of ________________________ (Address) or failing the person, or either or both of the persons referred to above, the Chairman of the Annual General Meeting, in respect of  _______________________ number of Kenon shares, as proxy(ies) of Cede & Co. to attend, speak and vote on behalf of Cede & Co., and if necessary to demand a poll at the Annual General Meeting of Kenon to be held at 1 Temasek Avenue #37-02B, Millenia Tower, Singapore 039192 on May 9, 2024, and at any adjournment thereof.

Shares represented by this proxy will be voted at the Annual General Meeting and any adjournments in the manner described herein. If no contrary indication is made, the Proxy(ies) will have authority to vote FOR Proposals 1(a) to (j) and Proposals 2 to 5.

In his/her/their discretion, the Proxy(ies) is/are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side.)

B	Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as your name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. Kenon is entitled to reject the proxy card if it is incomplete, improperly completed, or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the proxy card.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box
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IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A - B ON BOTH SIDES OF THIS CARD.